SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33675; File No. 812-15052

MassMutual Select Funds, et al.

October 23, 2019

AGENCY: Securities and Exchange Commission (the "Commission").

ACTION: Notice.

Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A), (B), and (C) of the Act, and under sections 6(c) and 17(b) of the Act for an exemption from section 17(a) of the Act. The requested order would permit certain registered open-end investment companies to acquire shares of certain registered open-end investment companies, registered closed-end investment companies, and business development companies ("BDCs"), as defined in section 2(a)(48) of the Act, and registered unit investment trusts ("UITs") (collectively, the "Underlying Funds") that are within and outside the same group of investment companies as the acquiring investment companies, in excess of the limits in section 12(d)(1) of the Act.

Applicants: MassMutual Select Funds, MassMutual Premier Funds, MML Series Investment Fund, and MML Series Investment Fund II (each a "Trust," and collectively, the "Trusts"), is each organized as a Massachusetts business trust and registered with the Commission under the Act as an open-end management investment company with multiple series, each of which has its own investment objectives and principal investment strategies. MML Investment Advisers, LLC, the adviser to the Trusts, is organized as a limited liability company established under the laws of the state of Delaware and is registered as an investment adviser under section 203 of the Investment Advisers Act of 1940.

Filing Dates: The application was filed on July 26, 2019, and amended on October 17, 2019.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30p.m. on November 18, 2019, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Andrew M. Goldberg, Esq., MML Investment Advisers, LLC, 100 Bright Meadow Blvd., Enfield, CT 06082, with copies to Timothy W. Diggins, Esq. and Yana D. Guss, Esq., Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, MA 02199-3600.

FOR FURTHER INFORMATION CONTACT: Edward J. Rubenstein, Senior Special Counsel, at (202) 551-6854, or Nadya B. Roytblat, Assistant Chief Counsel, at (202) 551-6823 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INCORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at https://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Summary of the Application

1. Applicants request an order to permit (a) each Fund[1] (and each a "Fund of Funds") to acquire shares of Underlying Funds[2] in excess of the limits in sections 12(d)(1)(A) and (C) of the Act, and (b) each Underlying Fund that is a registered open-end management investment company or series thereof, their principal underwriters, and any broker or dealer registered under the 1934 Act to sell shares of the Underlying Funds to the Fund of Funds in excess of the limits in section 12(d)(1)(B) of the Act.[3] Applicants also request that the Commission issue an order under sections 6(c) and 17(b) of the Act from the prohibition on certain affiliated transactions in section 17(a) of the Act to the extent necessary to permit the Underlying Funds to sell their shares to, and redeem their shares from, the Funds of Funds.[4]

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[1] Applicants request that the order apply not only to the existing series of the Trusts (the "Existing Funds"), but that the order also extend to any future series of each Trust and any other existing or future registered open-end management investment companies and any series thereof that are part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Trusts are, or may in the future be, advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser (together with the Existing Funds, each series a "Fund," and collectively, the "Funds"). For purposes of the request for relief, the term "group of investment companies" means any two or more registered investment companies, including closed-end investment companies and BDCs, that hold themselves out to investors as related companies for purposes of investment and investor services.

[2] Certain of the Underlying Funds registered under the Act as either UITs or open-end management investment companies may have requested and obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as exchange-traded funds (collectively, "ETFs" and each an "ETF").

[3] Applicants are not requesting relief for a Fund of Funds to invest in BDCs and registered closed-end investment companies that are not listed and traded on a national securities exchange.

[4] A Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF or closed-end fund through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from sections 17(a)(1) and (2) to permit each ETF or closed-end fund that is an affiliated person, or an affiliated person of an affiliated person, as defined in section 2(a)(3) of the Act, of a Fund of Funds, to sell shares to or redeem shares from the Fund of Funds. This includes, in the case of sales and redemptions of shares of ETFs, the in-kind transactions that accompany such sales and redemptions. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where an ETF, BDC, or closed-end fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF, BDC, or closed-end fund, or an entity controlling, controlled by, or under common control with the investment adviser to the ETF, BDC, or closed-end fund, is also an investment adviser to the Fund of Funds.

Applicants state that such transactions will be consistent with the policies of each Fund of Funds and each Underlying Fund and with the general purposes of the Act and will be based on the net asset values of the Underlying Funds.

2.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Such terms and conditions are designed to, among other things, help prevent any potential (i) undue influence over an Underlying Fund that is not in the same "group of investment companies" as the Fund of Funds through control or voting power, or in connection with certain services, transactions, and underwritings, (ii) excessive layering of fees, and (iii) overly complex fund structures, which are the concerns underlying the limits in sections 12(d)(1)(A), (B), and (C) of the Act.

3.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons, securities, or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary